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Piecemeal Pies

Bakery, Bar, Restaurant, Pie shop

112 Main St.
Stowe, VT 05672
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Piecemeal Pies previously received $125,000 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 10
Discussion
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THE PITCH
Piecemeal Pies is seeking investment to build our second location, bringing high-quality, hand-made, locally sourced meat pies and hard cider to the people of Stowe, VT.
Renovating LocationExpanding LocationAdding A LocationGenerating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF. REVIEW SPECIFICS
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About Us

Piecemeal Pies is a British inspired pie shop and local hard cider bar in White River Junction, VT. We specialize in savory meat pies, but really, we love our vegetables and sweets just as much.

Using local, organic, and seasonal ingredients is what we're all about, so we work with farmers to make sure we always have the best vegetables, fruits, and meats possible. We believe that starting with exceptional ingredients grown and raised by people we know, and committing to quality all along the way makes for the tastiest pies. We want to make food that's delicious for the community we love. And we want to offer the best cider around.

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OUR STORY

Piecemeal Pies is a British inspired pie shop and local hard cider bar. Our flagship location is in White River Junction, VT. We are building our second location in the bustling resort town of Stowe, VT!

Our MISSION: Using local, organic, and seasonal ingredients is what we're all about, so we work with farmers to make sure we always have the best vegetables, fruits, and meats possible. We believe that starting with exceptional ingredients grown and raised by people we know, and committing to quality all along the way makes for the tastiest pies. We want to make food that's delicious for the community we love.

The FOOD: We strive to serve exceptional Michelin-star quality food in an approachable comfortable atmosphere. Our concept and style are completely unique, and we know it will be a crave-able addition to Vermont, while drawing attention from greater New England. Favorites include Rabbit & Bacon Pie, Smoked Trout & Sweet Corn Chowder, Earl Grey Lavender Sticky Toffee Pudding, and many more. Our "Boozy Brunch" has become a huge hit in the Upper Valley, and we are excited to bring Spiced Cider Mimosas and Fried Rabbit & Waffles to Stowe.

The SPACE: Justin is an architect by trade, and he worked in offices in Portland Oregon before embracing the restaurant world over a decade ago. We are in the business of creating exciting experiences and human connections. We believe the space and atmosphere are crucial to that goal. The new location is in a centuries-old red carriage barn on the green in downtown Stowe. We are in the process of completely renovating the interior with large picture windows, pine beams, and a new outdoor seating deck. The space will be bright and vibrant, with plenty of sunlight, white walls, marble tables, and accents of blue and copper. We are taking extreme care in building a Covid-safe restaurant with air purifiers and large operable windows. See the images below for our past restaurant designs and new inspirations!!

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THE TEAM

Justin Barrett
Chef/Co-Owner

Chef/Owner Justin Barrett arrived in Vermont in 2010. After graduating from the University of Oregon with a degree in architecture, Justin decided to embrace his love of cooking and move to NYC where he worked at April Bloomfield's Michelin-rated The Spotted Pig and designed and built the Lower East Side's The Fat Radish. Leaving the city, Justin came to Vermont looking for a change of pace, and an opportunity to get back to the proverbial land. He wanted to learn to grow his own food, slaughter his own animals, and to do what he loves most: bring people together over delicious food.

In 2012, Justin spent a year in Maine designing and opening Saltwater Farm at Union Hall as head chef. But he had fallen in love with Vermont in general, and with White River Junction in particular, so he returned home to the Upper Valley. His contribution to the community is Piecemeal Pies – an amalgamation of the experiences, values, and tastes that have shaped his view of just how good rural dining can be.

Josh Brown
Co-Owner

Joshua Brown has been a partner since day one. He has managed some of the busiest restaurants in Florida, upholding exceptional service standards. He brings a vast knowledge of quality service combined with a keen eye for aesthetics, efficient processes and procedures, and replicable systems to ensure consistency financial success.

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Q&A
Here's what some people have said about us over the years:

"Worth getting off I-91" "You know that feeling when you are really really hungry but the thought of a diner or fast food makes you speed a little faster to get to more familiar territory? So, if you're headed north through New England, stop in White River Junction and come hungry. This place is world class — a funky little unpretentious place with a menu that is out of this world... The empanadas, the quiche, the incredibly fresh salads, the inventive fresh sodas, the eggs on polenta... Oh and biscuits? Oh my god they are beyond expectations. Yum! Don't get me started on dessert but pie and or warm cookies... so it may not seem like a low cal spot, but the food feels good. Well made, inventive, filling and so so so worth an hour off the interstate." —TripAdvisor review from a happy brunch customer

Here's what some people have said about us over the years:

"My favorite place to go for lunch in white river! The meat and veggie pies are delicious and the salads are fresh and flavorful. I also appreciate this establishment's commitment to hosting community events and contributing to the livelihood of downtown culture and nightlife:))"

Here's what some people have said about us over the years:

"The most amazing food I've had in the area...very refreshing to see and welcome culture! Excellent rotation of sweets, yummy coffee, delicious food."

Here's what some people have said about us over the years:

"Piecemeal has the BEST biscuits ever. Paired with their "dirty chai latte" it's the perfect brunch. Such a great vibe here, the perfect downtown cafe!"

Here's what some people have said about us over the years:

"Worth getting off I-91" "You know that feeling when you are really really hungry but the thought of a diner or fast food makes you speed a little faster to get to more familiar territory? So, if you're headed north through New England, stop in White River Junction and come hungry. This place is world class — a funky little unpretentious place with a menu that is out of this world... The empanadas, the quiche, the incredibly fresh salads, the inventive fresh sodas, the eggs on polenta... Oh and biscuits? Oh my god they are beyond expectations. Yum! Don't get me started on dessert but pie and or warm cookies... so it may not seem like a low cal spot, but the food feels good. Well made, inventive, filling and so so so worth an hour off the interstate." —TripAdvisor review from a happy brunch customer

Here's what some people have said about us over the years:

"My favorite place to go for lunch in white river! The meat and veggie pies are delicious and the salads are fresh and flavorful. I also appreciate this establishment's commitment to hosting community events and contributing to the livelihood of downtown culture and nightlife:))"

Here's what some people have said about us over the years:

"The most amazing food I've had in the area...very refreshing to see and welcome culture! Excellent rotation of sweets, yummy coffee, delicious food."

Here's what some people have said about us over the years:

"Piecemeal has the BEST biscuits ever. Paired with their "dirty chai latte" it's the perfect brunch. Such a great vibe here, the perfect downtown cafe!"

Here's what some people have said about us over the years:

"Worth getting off I-91" "You know that feeling when you are really really hungry but the thought of a diner or fast food makes you speed a little faster to get to more familiar territory? So, if you're headed north through New England, stop in White River Junction and come hungry. This place is world class — a funky little unpretentious place with a menu that is out of this world... The empanadas, the quiche, the incredibly fresh salads, the inventive fresh sodas, the eggs on polenta... Oh and biscuits? Oh my god they are beyond expectations. Yum! Don't get me started on dessert but pie and or warm cookies... so it may not seem like a low cal spot, but the food feels good. Well made, inventive, filling and so so so worth an hour off the interstate." —TripAdvisor review from a happy brunch customer

Here's what some people have said about us over the years:

"My favorite place to go for lunch in white river! The meat and veggie pies are delicious and the salads are fresh and flavorful. I also appreciate this establishment's commitment to hosting community events and contributing to the livelihood of downtown culture and nightlife:))"

Here's what some people have said about us over the years:

"The most amazing food I've had in the area...very refreshing to see and welcome culture! Excellent rotation of sweets, yummy coffee, delicious food."

Here's what some people have said about us over the years:

"Piecemeal has the BEST biscuits ever. Paired with their "dirty chai latte" it's the perfect brunch. Such a great vibe here, the perfect downtown cafe!"

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2021 BUSINESS PLAN
DESIGN INSPIRATIONS
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PRESS
Image Magazine - Fall 2019

Read about the exciting things happening at Northern Stage, Gaal Shepherd, Piecemeal Pies, a Scottish castle, and more in the Fall 2019 of Image magazine.

Piecemeal Pies: Pastry Perfection

It takes three days to make a proper meat pie. Perfection cannot be rushed. Justin Barrett has spent years developing and tweaking his British-inspired meat pies, and he can wax rhapsodic about the virtues of a hot water butter crust. “Because it’s not flaky, the crust holds together and doesn’t sog out with the filling.” And that little hole cut into the top crust of each pie? It’s not just for steam to escape. “After the pie has baked, I pour some of the braising liquid back in so the filling stays tender and moist.”

Calculating pie in the Upper Valley: We sampled as many as we could

Last winter, in the interest of science, we here in the newsroom decided to seek out as many doughnuts as we could and write about them. We sampled and took notes and produced a reasonably thorough accounting of the local doughnut landscape.So in...

Chef Justin Barrett Does "Extreme" Farm-to-Table at Piecemeal Pies | Image Magazine

Justin Barrett, chef and owner of Piecemeal Pies in White River Junction, has discovered a simple and straightforward way to do farm to table that works.

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Updates
APRIL 18TH, 2021
Perks coming soon ☕

An update on your earned perks (or soon-to-be perks if you get in on the action now):

Gift cards for your FREE COFFEE perks will be mailed out on Wednesday the 21st.

Signature TOTE BAGS and ENAMELWARE TUMBLERS are currently being printed and will be mailed out as soon as they're ready.

Please email your mailing address to eat@piecemealvt.com to redeem. It will not be shared, promise! Thank you for your patience as we close out this really successful campaign at the end of the month.
FREE COFFEE is redeemable at WRJ, and soon Stowe. (That's a molasses ginger cookie btw.)
We can't wait to see you at the pie shop!

APRIL 15TH, 2021
Accepting additional investments!

Hello all! There is additional room in this round of investment, so if you were looking to get in, now is the time!

We're meeting with the Architect tomorrow, April 16th, to go over the new and exciting additions, including a deck. All of this wouldn't be possible if it wasn't for everyone who showed support by investing in Main Street Vermont. Piecemeal is and will always be a community-based business.

This window for additional investment won't last long. If you or anyone you know is watching the Piecemeal Pies campaign, jump on this opportunity soon!

MARCH 31ST, 2021
“I think they kind of represent Vermont.”

Thank you Seven Days VT for featuring our new project in Stowe!

• In all we do at Piecemeal, our greatest goal is to keep everything local, from small farm ingredients to keeping dollars in the community.

Thanks for being a part of this journey!

MARCH 20TH, 2021
Piecemeal Pies is a attraction for Vermont vacations.

Special thanks to Carefree Quechee Vacations for the great feature!

Vermont is bursting back to life, in spring and in spirit. Quechee VT is centrally located between the beautiful quaint New England villages of Woodstock and Hanover. Convenient from Boston and New York, home of the Quechee Gorge and the Quechee Hot Air Balloon Festival, this vacation destination is 30 minutes from some of the best skiing and hiking. And it is only minutes away from Piecemeal Pies.

"During your stay in Vermont, you deserve to treat yourself to some tasty creations found over at Piecemeal Pies. This local pie shop is owned by Chef Justin Barrett and is inspired by the pie making experts of England. Not only will you find sweet pies that make for the perfect dessert but also savory meat and vegetable pies that are great for lunch or dinner."

Proud to be considered an attractive dining spot for vacationers. Imagine what we'll bring to the town of Stowe!

check out the article here:
https://carefreequecheevacations.com/piecemeal-pies/

MARCH 14TH, 2021
Happy π Pi-day!

3.14 March 14th is a baker's dorkiest excuse to eat pie, and we made a ton of fruit hand pies for the occasion.

*Blueberry Rhubarb with lemon glaze

*Sour Cherry Maple with maple glaze

Folks came to Piecemeal Pies during Sunday brunch, and if they said "Happy Pi-day" at the counter, they got a hand pi(e) for only $3.14 each. That's 30.2223% off!

Also online orders could redeem with coupon code PIDAY21 for the same sweet deal.

Sold 50 in a short time. Loving the community support!

MARCH 4TH, 2021
Still going strong...

A huge thank you to everyone who has invested so far. We've reached our minimum goal!!! But we're not done yet. With every additional amount, we will be able to fund more of our project through MainVest. Which means more money to small business investors, not to high interest credit companies.

We are honored to be building something special with the help of individuals, not banks.
Thank you champions of Main Street!

-Justin & Josh

FEBRUARY 21ST, 2021
A week in the life of pie making:

Farmer Phil of Vermont Rabbity drove some fresh rabbits down from Glover, VT, and we sent him home with a large Tourtière for dinner. Adam butchered all 80 pounds of them yesterday. I taught Sarah how to butcher, then I seared the local bacon, caramelized the onions and garlic, made the thyme bundles, and reduced the stock and red wine today. And the amazing Josh drove all the way back to the shop at night to take the tender rabbit braise out of the oven.

Tomorrow we'll finish the filling with potatoes, carrots, fresh parsley and thyme, and port-soaked prunes. Then Chris will be making and filling the classic hot water crusts.

Talk about labor of love! It takes a village. We cannot wait to share these Rabbit & Bacon pies with Stowe!

FEBRUARY 17TH, 2021
Pie-curious?

We've almost reached a third of our minimum goal of $50,000! Thanks to all who have joined us in the journey.
Are you Pie-curious? Send us a message if there is anything additional you'd like to learn about Piecemeal Pies financials and plans for the future! This is just the beginning...
-J & J

FEBRUARY 11TH, 2021
Quintessential Vermont

Beautiful Stowe Vermont!
One the left side of this photo, the red carriage house with the cupola will be the home of our new restaurant. We're hard at work making the inside as stunning as this view. We can't wait to show you the result!

FEBRUARY 1ST, 2021
Early Investor Rate!

A reminder that early investors get a 1.75x multiple vs 1.5x. We know this is going to be a huge success for all involved!

Thank you everyone who has already invested in Piecemeal Pies!

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment & Fixtures $12,500
Mainvest Compensation $1,500
Construction Costs $11,000
Total $25,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,472,500	$1,914,250	$2,201,388	$2,421,527	$2,542,603
Cost of Goods Sold	$369,912	$480,885	$553,017	$608,318	$638,733
Gross Profit	$1,102,588	$1,433,365	$1,648,371	$1,813,209	$1,903,870

EXPENSES

Rent	$43,200	$43,200	$43,200	$43,200	$43,200
Additional Rent	$24,000	$24,000	$24,000	$24,000	$24,000
Utilities	$34,596	$35,460	$36,346	$37,254	$38,185
Insurance	$5,280	$5,412	$5,547	$5,685	$5,827
Phone & Internet	$1,920	$1,968	$2,017	$2,067	$2,118
Owner draw	$72,000	$73,800	$75,645	$77,536	$79,474
Fees	$40,494	$41,506	$42,543	$43,606	$44,696
Travel	$4,200	$4,305	$4,412	$4,522	$4,635
Linen	$1,440	$1,872	$2,152	$2,367	$2,485
Bookkeeping	$2,400	$2,460	$2,521	$2,584	$2,648
Maintenance	$3,600	$4,680	$5,382	$5,920	$6,215
Loan Payment	$46,222	$47,377	$48,561	$49,775	$51,019
Payroll	$344,100	$447,330	$514,429	$565,871	$594,164
Paper Goods	$44,175	$57,427	$66,041	$72,645	$76,277
Operating Profit	$434,961	$642,568	$775,575	$876,177	$928,927

This information is provided by Piecemeal Pies. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum

Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status

$25,000

TARGET

$50,000

MAXIMUM

This investment round closes on June 22, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name PIECEMEAL LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 0.5%-1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
Forecasted milestones

Piecemeal Pies forecasts the following milestones:

Build and open a commissary kitchen to supply both locations as well as wholesale to retail chains by [May, 2022]

Open third location in New England by [May, 2023]

Achieve [$2,000,000] revenue per year by [2023].

Other outstanding debt or equity

As of [01.20.21], Piecemeal Pies has debt of [$150,050] outstanding and a cash balance of [$36,540]. This debt is sourced primarily from [SBA] and will be senior to any investment raised on Mainvest. In addition to the Piecemeal Pies's outstanding debt and the debt raised on Mainvest, Piecemeal Pies may require additional funds from alternate sources at a later date.

Risk Factors

The Company Might Need More Capital

Piecemeal Pies's might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Piecemeal Pies's is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Piecemeal Pies competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Piecemeal Pies's core business or the inability to compete successfully against the with other competitors could negatively affect Piecemeal Pies's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Piecemeal Pies's management or vote on and/or influence any managerial

decisions regarding Piecemeal Pies. Furthermore, if the founders or other key personnel of Piecemeal Pies were to leave Piecemeal Pies or become unable to work, Piecemeal Pies (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Piecemeal Pies and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Piecemeal Pies

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Piecemeal Pies's financial performance or ability to continue to operate. In the event Piecemeal Pies ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Limited Services

Piecemeal Pies operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Uninsured Losses

Although Piecemeal Pies will carry some insurance, Piecemeal Pies may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Piecemeal Pies could incur an uninsured loss that could damage its business.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Piecemeal Pies is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Piecemeal Pies fails to generate enough revenue, you could lose some or all of your money.

Subordination

The Notes shall be subordinated to all indebtedness of Piecemeal Pies to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Piecemeal Pies, and the revenue of Piecemeal Pies can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

This information is provided by Piecemeal Pies. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Kelly K. Rochester, VT a month ago

Happy to invest again during this 2nd round! Proud to support Justin and my nephew, Josh! Can't wait to come see you!

John S. Stowe, VT 2 months ago

Hi, it says that you are no longer accepting funds. Is this correct, please let me know. Thanks Paul Sakash

Justin B. White River Junction, VT 2 months ago Piecemeal Pies Entrepreneur

Hi Paul, thank you so much for your interest. We were fortunate enough to reach our maximum target of $125,000 ahead of schedule! We have capped at this amount because the quarterly payback is within the budgeted leverage based on our projections. We will probably be launching another campaign in the future as new projects are realized!

John S. Stowe, VT 2 months ago

Hi Justin, thank you for your response, please keep me on your list and hopefully I will be able to help with your business.

Justin B. White River Junction, VT a month ago Piecemeal Pies Entrepreneur

Hello John, There is room for more investments now! I wanted to let you know first! Thank you for considering, and please let me know if you have any questions.

Christine G. Bridgewater Corners, VT 2 months ago

I invested because I love those little pies! I invested $300 twice, am I eligible for the $50 gift card?

Justin B. White River Junction, VT 2 months ago Piecemeal Pies Entrepreneur

Yes you are! Thanks for the support!

Christine G. Bridgewater Corners, VT 2 months ago

Thanks, can't wait to see the new place!

Cody H. Canaan, NH 2 months ago

I invested because local restaurants need to thrive post-COVID. let's go!

Noah C. Lebanon, NH 2 months ago

I invested because the food is incredible, I may have a slight biscuit addiction. More importantly Justin and Josh care about being good community partners and good people. Thanks for contributing to a vibrant Main Street in WRJ. Good luck in Stowe!

Janice S. Stowe, VT 2 months ago

I invested because I want to support local food businesses in my community.

Stephen F. Brooklyn, NY 2 months ago

I invested to support small businesses, and because I love pies!

Jerald W. Randolph Center, VT 2 months ago

On behalf of White River Investment Club, assuming we successfully organize prior to closing. Please contact me to coordinate after closing.

Mary Jean M. Windsor, VT 2 months ago

I invested because small businesses are the backbone of our country.

Heather M. Saratoga Springs, NY 2 months ago

I invested because we respect and support local foods with a focus on the community. My piece of our hearts belongs on OR and VT.

Justin B. White River Junction, VT 2 months ago Piecemeal Pies Entrepreneur

Thanks Heather for the support! Justin actually lived and went to school in OR! Vermont really is the OR of the east coast.

Susan B. Norwich, VT 2 months ago

I support Piecemeal Pies because they support their local community of farmers, vendors, and workers. They are committed to paying a liveable wage!

Justin B. White River Junction, VT 2 months ago Piecemeal Pies Entrepreneur

Thanks Susan! It's your continued support that enables us to do what we love, and strive to be our best at it.

Connie M. Rochester, VT 3 months ago

I invested because I want to support hard work by great people with a great product!

Justin B. White River Junction, VT 2 months ago Piecemeal Pies Entrepreneur

Connie! Thank you so much for your support!

Phenu Z. Glenview, IL 3 months ago

I was wondering for investors who are not in-area investing over $1k or $5k if there were some alternatives to in-store perks. Thank you.

Justin B. White River Junction, VT 2 months ago Piecemeal Pies Entrepreneur

Hello! Thanks for asking. We're stocking up on more of the smaller perks. I'll let you know when that's active.

Charles Q. Enfield, CT 3 months ago

I invested because this is the greatest food ever, served by beautiful souls who put love on a plate.

Justin B. White River Junction, VT 3 months ago Piecemeal Pies Entrepreneur

Aw shucks. Thank you Charles!

Brian O. Portsmouth, NH 3 months ago

I invested because I love their pies!

Justin B. White River Junction, VT 3 months ago Piecemeal Pies Entrepreneur

Thank you Brian!

Hong L. River Forest, IL 3 months ago

Saw all the good reviews of your first location on Yelp. I am sure this new one will be a success too!. I just invested and would like to invest more. I have 1 question. Since the location will open no later than July. And you will start payment once revenue comes in. I believe the document said the first repayment will be at least 90 days after the revenue comes in. So what is a realistic expectation for repayment? Will that be quarterly? thanks!

Justin B. White River Junction, VT 3 months ago Piecemeal Pies Entrepreneur

Hi Hong. Thanks for your support! Yes, the repayment is quarterly and your first payment is 90 days after Revenue begins to come in. We're super excited to be opening in Stowe!

Robert C. South Royalton, VT 3 months ago

Good luck in Stowe!

Justin B. White River Junction, VT 3 months ago Piecemeal Pies Entrepreneur

Thank you so much for joining us in this exciting journey! Keeping Vermont vibrant, delicious, and local. See you soon in Stowe :)

Sean D. Morrisville, VT 3 months ago

I invested because I like to support local businesses and would like to see how well piecemeal pies is doing from day to day.

Justin B. White River Junction, VT 3 months ago Piecemeal Pies Entrepreneur

Thanks Sean! We really appreciate the support 🙏

Sarah B. Plainfield, NH 3 months ago

I invested because their first location is near me and their food is delicious.

Justin B. White River Junction, VT 3 months ago Piecemeal Pies Entrepreneur

Thanks Sarah for the support!

Robert C. South Royalton, VT 3 months ago

Quick questions - does the coffee for a year and coffee for life include both Stowe and WRJ locations? Also, what is the tentative opening date for the Stowe location?

Justin B. White River Junction, VT 3 months ago Piecemeal Pies Entrepreneur

Hi Scott. The coffee for a year and the coffee for life programs will be available at both locations and any future locations. Our opening date is scheduled to be right before June 1st or by the absolute latest July 1st. You can email me at Justin@piecemealvt.com if you would like to discuss further.

Robert C. South Royalton, VT 3 months ago

Thanks Justin!

Joshua P. Oak Park, IL 4 months ago

Hey Piecemeal! Great work on your first location! Can you share some financial results on 2020? Definitely a difficult year for the F&B space, but some high level numbers would be helpful. Thanks!

Justin B. White River Junction, VT 4 months ago Piecemeal Pies Entrepreneur

Hi Josh, thanks for the question and interest! We are happy to dive into this more offline- if you would like to reach me, here's my email address: justin@piecemealvt.com